Exhibit 99.2

CHINA JO-JO DRUGSTORES INC

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

EXTRAORDINARY GENERAL meeting OF SHAREHOLDERS – February 22, 2024 at 9:00 PM E.T.

CONTROL ID:
REQUEST ID:

The undersigned shareholder of China Jo-Jo Drugstores, Inc., a Cayman Islands corporation (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company, each dated on or around January 24, 2024, and hereby appoints Lei Liu (the “Proxy”), with full power of substitution and authority to act in the absence of the undersigned, as a proxy and attorney-in-fact, to cast all votes that the undersigned is entitled to cast at, and with all powers that the undersigned would possess if personally present at, the Extraordinary General Meeting of Shareholders of the Company, to be held on February 22, 2024 at 9:00 p.m. E.T. (February 23, 2024 at 10:00 a.m., Beijing time), at the Company’s principal executive offices located at Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008, and at any postponement, postponements, adjournment or adjournments thereof, and to vote all shares of the Company that the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side, and all such other business as may properly come before the meeting. I/we hereby revoke all proxies previously given.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)

VOTING INSTRUCTIONS
If you vote by phone, fax or internet, please DO NOT mail your proxy card.

MAIL:	Please mark, sign, date, and return this Proxy Card promptly using the enclosed envelope.
FAX:	Complete the reverse portion of this Proxy Card and Fax to 202-521-3464.
INTERNET:	https://www.iproxydirect.com/CJJD
PHONE:	1-866-752-VOTE(8683)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF CHINA JO-JO DRUGSTORES INC			PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: ☒

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
THE BOARD OF DIRECTORS RECOMMENDS A VOTE
FOR PROPOSALS 1, 2, 3, 4, 5 AND 6
Proposal 1		à	FOR	AGAINST	ABSTAIN
	Ratification of the election of the directors.		☐	☐	☐	CONTROL ID:
REQUEST ID:
Proposal 2		à	FOR	AGAINST	ABSTAIN
	Re-ratification of the appointment of the independent auditor.		☐	☐	☐

Proposal 3		à	FOR	AGAINST	ABSTAIN
	Ratification of approval of reverse stock split and consolidation of the company’s issued and outstanding ordinary shares.		☐	☐	☐

Proposal 4		à	FOR	AGAINST	ABSTAIN
	Ratification of approval of increase of authorised share capital.		☐	☐	☐

Proposal 5			FOR	AGAINST	ABSTAIN
	Ratification of approval of the amendment and restatement of the memorandum and articles of association.		☐	☐	☐

Proposal 6			FOR	AGAINST	ABSTAIN
	Ratification of approval of the third amended and restated 2010 incentive plan.		☐	☐	☐

MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING: ☐
MARK HERE FOR ADDRESS CHANGE ☐ New Address (if applicable):
____________________________
____________________________
____________________________

This Proxy, when properly executed will be voted as provided above, or if no contrary direction is indicated, it will be voted for Proposals 1, 2, 3, 4, 5 and 6.

IMPORTANT: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated: ________________________, 2024

(Print Name of Stockholder and/or Joint Tenant)

(Signature of Stockholder)

(Second Signature if held jointly)